[Translation]

To Whom It May Concern:

                                                                     May 8, 2009

                                Company Name: TOYOTA MOTOR CORPORATION
                                Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                         (Code Number: 7203
                                          Securities exchanges throughout
                                          Japan)
                                Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                         (Telephone Number: 0565-28-2121)


    Notice Concerning the Partial Amendment of the Articles of Incorporation
    ------------------------------------------------------------------------

We hereby give notification that, at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on May 8, 2009, TMC has decided to propose a partial amendment of its Articles of Incorporation at its 105th Ordinary General Shareholders' Meeting scheduled to be held on June 23, 2009, as described below.

1.   Reasons for Amendment


     (1) In addition to changing the method of public notices of TMC to electronic public notices that are to be posted to TMC's Internet website, TMC will provide that in the case that an electronic public notice is impracticable due to unavoidable reasons, public notices shall be given in the newspaper "The Nihon Keizai Shimbun".

     (2) In accordance with the enforcement of the "Act for Partial Amendments to the Act Concerning Book-Entry Transfer of Corporate Bonds and other Securities for the Purpose of Streamlining the Settlement for Trade of Stocks and Other Securities" (Act No. 88, 2004), TMC will delete the text regarding share certificates, beneficial shareholders and the register of beneficial shareholders from the provisions of its Articles of Incorporation and will make necessary amendments such as changes of and addition to other text.

2.   Details of Amendments


     The details of amendments are as shown in the attached document.



3.   Schedule for Amendment


     The amendments of the Articles of Incorporation will be proposed at the 105th Ordinary General Shareholders' Meeting of TMC scheduled to be held on June 23, 2009.

                                          (Underlined part indicates amendments)
--------------------------------------------------------------------------------
   Current Articles of Incorporation               Proposed Amendments
================================================================================
CHAPTER I.  GENERAL PROVISIONS           CHAPTER I.  GENERAL PROVISIONS
--------------------------------------------------------------------------------
Article 4. (Public Notices)              Article 4. (Public Notices)
 Public notices of the Corporation       Public notices of the Corporation
 shall be given in the newspapers        shall be given electronically;
 --------------------------------        ------------------------------
 "The Nihon Keizai Shimbun",             provided, however, that in the case
 ---------------------------             -----------------------------------
 published in Tokyo, Japan and "The      that an electronic public notice is
 ----------------------------------      -----------------------------------
 Chunichi Shimbun", published in         impracticable due to an accident or
 -------------------------------         -----------------------------------
 Nagoya City, Japan.                     any other unavoidable reason, public
 -------------------                     ------------------------------------
                                         notices of the Corporation shall be
                                         -----------------------------------
                                         given in the newspaper "The Nihon
                                         ---------------------------------
                                         Keizai Shimbun".
                                         ----------------
--------------------------------------------------------------------------------
CHAPTER II.  SHARES                      CHAPTER II.  SHARES
--------------------------------------------------------------------------------
Article 5. (Total Number of              Article 5. (Total Number of
Authorized Shares and Issuance of        Authorized Shares)
                  ---------------
Share Certificates)
-------------------
1.  (Omitted)                             1. (The same as the current provision)
2.  The Corporation shall issue           2. (Deleted)
-------------------------------
share certificates representing its
-----------------------------------
issued shares.
--------------
--------------------------------------------------------------------------------
Article 6. (Number of Shares             Article 6. (Number of Shares
Constituting One Unit (tangen),          Constituting One Unit (tangen) and
                                                                        ---
Rights to Shares Constituting Less       Rights to Shares Constituting Less
than One Unit (tangen) and               than One Unit (tangen))
                       ---
Non-issuance of Share Certificates
----------------------------------
for Shares Constituting Less than
---------------------------------
One Unit (tangen))
------------------
1.  (Omitted)                             1. (The same as the current provision)
2.  (Omitted)                             2. (The same as the current provision)
3.  Notwithstanding Paragraph 2 of        3. (Deleted)
----------------------------------
the preceding Article, the
--------------------------
Corporation may choose not to issue
-----------------------------------
share certificates representing its
-----------------------------------
shares constituting less than one
---------------------------------
unit (tangen) of shares.
------------------------
--------------------------------------------------------------------------------
Article 8. (Transfer Agent)              Article 8. (Transfer Agent)
1.  (Omitted)                             1. (The same as the current provision)
2.  (Omitted)                             2. (The same as the current provision)
3.  The register of shareholders          3. The register of shareholders
(including the register of                and the register of stock acquisition
--------------------------                rights shall be kept at the office of
beneficial shareholders;                  the transfer agent. The entry or
------------------------                  recording into the register of
hereinafter the same interpretation       shareholders and the register of
-----------------------------------       stock acquisition rights, the
being applicable), the register of        purchase of shares constituting less
----------------------------------        than one unit (tangen) and any other
lost share certificates, and the          matters related to the shares and
------------------------                  stock acquisition rights shall be
register of stock acquisition             handled by the transfer agent and not
rights shall be kept at the office        by the Corporation.
of the transfer agent. The entry or
recording into the register of
shareholders, the register of lost
              --------------------
share certificates and the register
------------------
of stock acquisition rights, the
purchase of shares constituting
less than one unit (tangen) and any
other matters related to the shares
and stock acquisition rights shall
be handled by the transfer agent
and not by the Corporation.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Article 9. (Share Handling Regulations)  Article 9. (Share Handling Regulations)
The denomination of the share            The procedures for and fees for the
-----------------------------            entry or recording into the
certificates issued by the               register of shareholders and the
--------------------------               register of stock acquisition
Corporation, and the procedures for      rights, purchasing shares
----------------                         constituting less than one unit
and fees for the entry or recording      (tangen) and any other matters
into the register of shareholders,       relating to the handling of shares
the register of lost share               and stock acquisition rights shall
--------------------------               be subject to the Share Handling
certificates and the register of         Regulations established by the
------------                             Board of Directors.
stock acquisition rights,
purchasing shares constituting less
than one unit (tangen) and any
other matters relating to the
handling of shares and stock
acquisition rights shall be subject
to the Share Handling Regulations
established by the Board of
Directors.
-------------------------------------------------------------------------------
Article 10. (Record Date)                Article 10. (Record Date)
1. The Corporation shall deem any        1. The Corporation shall deem any
shareholder (including beneficial        shareholder entered or recorded in
            ---------------------        the final register of shareholders
shareholders; hereinafter the same       as of March 31 in such year to be a
----------------------------------       shareholder entitled to exercise
interpretation being applicable)         its rights at the ordinary general
--------------------------------         meeting of shareholders for that
entered or recorded in the final         business year.
register of shareholders as of
March 31 in such year to be a
shareholder entitled to exercise
its rights at the ordinary general
meeting of shareholders for that
business year.
2. (Omitted)                             2. (The same as the current provision)
--------------------------------------------------------------------------------
  (New)                                  Supplementary Provisions
                                         ------------------------
--------------------------------------------------------------------------------
  (New)                                  Article 1.
                                         ----------
                                         The register of lost share
                                         --------------------------
                                         certificates shall be kept at the
                                         ---------------------------------
                                         office of the transfer agent. The
                                         ---------------------------------
                                         matters related to the entry or
                                         -------------------------------
                                         recording into the register of lost
                                         -----------------------------------
                                         share certificates shall be handled
                                         -----------------------------------
                                         by the transfer agent and not by
                                         --------------------------------
                                         the Corporation.
                                         ----------------
--------------------------------------------------------------------------------
  (New)                                  Article 2.
                                         ----------
                                         The entry or recording into the
                                         -------------------------------
                                         register of lost share certificates
                                         -----------------------------------
                                         shall be subject to the Share
                                         -----------------------------
                                         Handling Regulations established by
                                         -----------------------------------
                                         the Board of Directors.
                                         -----------------------
--------------------------------------------------------------------------------
  (New)                                  Article 3.
                                         ----------
                                         Articles 1 through 3 of these
                                         -----------------------------
                                         Supplementary Provisions shall be
                                         ---------------------------------
                                         deleted on January 6, 2010.
                                         ---------------------------
--------------------------------------------------------------------------------
                                                                           (END)